Chubb Group of Insurance Companies
DECLARATIONS
                                                            FINANCIAL
INSTITUTION INVESTMENT
                    15 Mountain View Road, Warren, New Jersey 07059
                         COMPANY ASSET PROTECTION BOND


NAME OF ASSURED (including its Subsidiaries):
                    Bond Number: 81907983

P C & J PERFORMANCE FUND
FEDERAL INSURANCE COMPANY


120 WEST THIRD STREET, SUITE 300
          Incorporated under the laws of Indiana
DAYTON, OHIO 454021819
a stock insurance company herein called the COMPANY
                                                            Capital Center, 251
North Illinois, Suite 1100
                                                            Indianapolis, IN
46204-1927


ITEM 1.          BOND PERIOD:                    from          12:01 a.m. on
     October 4, 2007
                              to          12:01 a.m. on          October 4, 2008

ITEM 2.          LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

          If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.


DEDUCTIBLE
          INSURING CLAUSE                                                  LIMIT
          ---------------                                                  -----
OF LIABILITY                    AMOUNT
------------                    ------
          1.          Employee                                        $ 300,000
               $ 5,000
          2.          On Premises                                        $ Not
Covered                    $ N/A
          3.          In Transit                                        $ Not
Covered                    $ N/A
          4.          Forgery or Alteration
$ Not Covered                    $ N/A
          5.          Extended Forgery                                        $
Not Covered                    $ N/A
          6.          Counterfeit Money                                        $
Not Covered                    $ N/A
          7.          Threats to Person                                        $
Not Covered                    $ N/A
          8.          Computer System                                        $
Not Covered                    $ N/A
          9.          Voice Initiated Funds Transfer Instruction
                    $ 300,000                    $ 5,000
          10.          Uncollectible Items of Deposit
          $ Not Covered                    $ N/A
          11.          Audit Expense                                        $
Not Covered                    $ N/A

ITEM 3.          THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF
THE FOLLOWING
          ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
          1-2

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.



                               [GRAPHIC OMITED]


ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98) Page 1 of 1


          The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the
          COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this
          Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:


Insuring Clauses


Employee          1.          Loss resulting directly from Larceny or
Embezzlement committed by any
                    Employee, alone or in collusion with others.



On Premises          2.          Loss of Property resulting directly from
robbery, burglary, false pretenses,
                    common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such Property is lodged or deposited at premises located anywhere.


In Transit          3.          Loss of Property resulting directly from common
law or statutory larceny,
                    misplacement, mysterious unexplainable disappearance, damage or destruction,
                    while the Property is in transit anywhere:

                    a. in an armored motor vehicle, including loading and unloading thereof,

                    b. in the custody of a natural person acting as a messenger of the ASSURED,
                              or

                    c. in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle
provided, however, that
                              covered Property transported in such manner is
limited to the following:

                              (1)          written records,

                              (2)          securities issued in registered form,
which are not endorsed or are
                                        restrictively endorsed, or

                              (3)          negotiable instruments not payable to
bearer, which are not endorsed
                                        or are restrictively endorsed.

                    Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 1 of 19


Insuring Clauses
(continued)

Forgery Or Alteration          4.          Loss resulting directly from:

                    a. Forgery on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of
deposits, promissory notes, due
                              bills, money orders, orders upon public
treasuries, letters of credit, other
                              written promises, orders or directions to pay sums
certain in money, or
                              receipts for the withdrawal of Property, or

                    b. transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any
written instructions, advices
                              or applications directed to the ASSURED
authorizing or acknowledging the
                              transfer, payment, delivery or receipt of funds or
other Property, which
                              instructions, advices or applications fraudulently
purport to bear the
                              handwritten signature of any customer of the
ASSURED, or shareholder or
                              subscriber to shares of an Investment Company, or
of any financial
                              institution or Employee but which instructions,
advices or applications either
                              bear a Forgery or have been fraudulently
materially altered without the
                              knowledge and consent of such customer,
shareholder, subscriber, financial
                              institution or Employee;

                    excluding, however, under this INSURING CLAUSE any loss covered under
                    INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING
                    CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

                    For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.


Extended Forgery          5.          Loss resulting directly from the ASSURED
having, in good faith, and in the
                    ordinary course of business, for its own account or the account of others in any capacity:

                    a. acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability,
in reliance on any original
                              Securities, documents or other written instruments
which prove to:

                              (1)          bear a Forgery or a fraudulently
material alteration,

                              (2)          have been lost or stolen, or

                              (3)          be Counterfeit, or

                    b. guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney,
guarantee, endorsement or other
                              obligation upon or in connection with any
Securities, documents or other
                              written instruments.

                    Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an
                    Employee, Custodian, or a Federal or State chartered deposit institution of the
                    ASSURED is a condition precedent to the ASSURED having relied on such items.
                    Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 2 of 19


Insuring Clauses

Extended Forgery                    For the purpose of this INSURING CLAUSE, a
mechanically reproduced facsimile
(continued)                    signature is treated the same as a handwritten
signature.


Counterfeit Money          6.          Loss resulting directly from the receipt
by the ASSURED in good faith of any
                    Counterfeit money.


Threats To Person          7.          Loss resulting directly from surrender of
Property away from an office of the
                    ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in Section 1.e. (1), (2) and
(5), a Relative or
                    invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:
                    a. the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not
involved in such threat, and

                    b. the ASSURED has made a reasonable effort to notify the Federal Bureau of
                              Investigation and local law enforcement
authorities concerning such threat.
                    It is agreed that for purposes of this INSURING CLAUSE, any Employee of the
                    ASSURED, as set forth in the preceding paragraph, shall be deemed to be an
                    ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.


Computer System          8.          Loss resulting directly from fraudulent:
                    a.          entries of data into, or

                    b. changes of data elements or programs within, a Computer System, provided the fraudulent entry or change causes:

                              (1)          funds or other property to be
transferred, paid or delivered,

                              (2)          an account of the ASSURED or of its
customer to be added, deleted,
                                        debited or credited, or

                              (3)          an unauthorized account or a
fictitious account to be debited or
                                        credited.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 3 of 19


Insuring Clauses
(continued)

Voice Initiated Funds          9.          Loss resulting directly from Voice
Initiated Funds Transfer Instruction directed
Transfer Instruction                    to the ASSURED authorizing the transfer
of dividends or redemption proceeds of
                    Investment Company shares from a Customer's account, provided such Voice
                    Initiated Funds Transfer Instruction was:

                    a. received at the ASSURED'S offices by those Employees of the ASSURED specifically authorized to receive the Voice
Initiated Funds Transfer
                              Instruction,

                    b. made by a person purporting to be a Customer, and

                    c. made by said person for the purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal
financial gain for such
                              person or any other person.
                    In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated
                    Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the
                    COMPANY.


Uncollectible Items of          10.          Loss resulting directly from the
ASSURED having credited an account of a
Deposit                    customer, shareholder or subscriber on the faith of
any Items of Deposit which
                    prove to be uncollectible, provided that the crediting of such account causes:

                    a.          redemptions or withdrawals to be permitted,
                    b.          shares to be issued, or

                    c.          dividends to be paid,
                    from an account of an Investment Company.

                    In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the
                    APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

                    Items of Deposit shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.


Audit Expense          11.          Expense incurred by the ASSURED for that
part of the cost of audits or
                    examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this
                    Bond.

     ICAP Bond (5-98)
     Form 17-02-1421 (Ed. 5-98) Page 4 of 19


General Agreements

Additional Companies          A.          If more than one corporation, or
Investment Company, or any combination of
Included As Assured                    them is included as the ASSURED herein:
                    (1) The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall
not exceed the limit for
                              which the COMPANY would be liable under this Bond
if all such loss were
                              sustained by any one of them.

                    (2) Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including
but not limited to the giving
                              or receiving of any notice or proof required to be
given and for the purpose of
                              effecting or accepting any amendments to or
termination of this Bond. The
                              COMPANY shall furnish each Investment Company with
a copy of the
                              Bond and with any amendment thereto, together with
a copy of each formal
                              filing of claim by any other named ASSURED and
notification of the terms of
                              the settlement of each such claim prior to the
execution of such settlement.

                    (3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

                    (4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED
shall constitute knowledge
                              or discovery by all the ASSUREDS for the purposes
of this Bond.

                    (5) If the first named ASSURED ceases for any reason to be covered under this
                              Bond, then the ASSURED next named on the
APPLICATION shall thereafter
                              be considered as the first named ASSURED for the
purposes of this Bond.


Representation Made By          B.          The ASSURED represents that all
information it has furnished in the
Assured                    APPLICATION for this Bond or otherwise is complete,
true and correct. Such
                    APPLICATION and other information constitute part of this Bond.

                    The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

                    Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 5 of 19


General Agreements
(continued)


Additional Offices Or          C.          If the ASSURED, other than an
Investment Company, while this Bond is in force,
Employees - Consolidation,                    merges or consolidates with, or
purchases or acquires assets or liabilities of
Merger Or Purchase Or                    another institution, the ASSURED shall
not have the coverage afforded under this
Acquisition Of Assets                    Bond for loss which has:
OrLiabilities - Notice To                    (1)          occurred or will occur
on premises, or
Company
                    (2) been caused or will be caused by an employee, or
                    (3) arisen or will arise out of the assets or liabilities, of such institution, unless the ASSURED:
                    a. gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities
prior to the proposed effective
                              date of such action, and
                    b. obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional
exposure, and
                    c. on obtaining such consent, pays to the COMPANY an additional premium.


Change Of Control -          D.          When the ASSURED learns of a change in
control (other than in an Investment
Notice To Company                    Company), as set forth in Section 2(a) (9)
of the Investment Company Act of
                    1940,          the ASSURED shall within sixty (60) days give
written notice to the
                    COMPANY setting forth:
                    (1) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in
another name),
                    (2) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both
immediately before and after the
                              transfer, and
                    (3)          the total number of outstanding voting
securities.
                    Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.


Court Costs And          E.          The COMPANY will indemnify the ASSURED for
court costs and reasonable
Attorneys' Fees                    attorneys' fees incurred and paid by the
ASSURED in defense, whether or not
                    successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING
                    CLAUSE 1., this Section shall only apply in the event that:
                    (1) an Employee admits to being guilty of Larceny or Embezzlement,
                    (2) an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

     ICAP Bond (5-98)
     Form 17-02-1421 (Ed. 5-98) Page 6 of 19


General Agreements

Court Costs And          (3)          in the absence of 1 or 2 above, an
arbitration panel agrees, after a review of
Attorneys' Fees                    an agreed statement of facts between the
COMPANY and the ASSURED,
(continued)                    that an Employee would be found guilty of Larceny
or Embezzlement if
                    such Employee were prosecuted.

          The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding.
          The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable
          information and assistance as required by the COMPANY for such defense.

          If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

          If the amount demanded in any such suit or legal proceeding is within the
          DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

          If the amount demanded in any such suit or legal proceeding is in excess of the
          LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable
          INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF
          LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING
          CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

          If the amount demanded is any such suit or legal proceeding is in excess of the
          DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM
          2. of the DECLARATIONS for the applicable INSURING CLAUSE, the
          COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

          Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 7 of 19


Conditions And
Limitations

Definitions          1.          As used in this Bond:
                    a. Computer System means a computer and all input, output, processing, storage, off-line media libraries, and
communication facilities which are
                              connected to the computer and which are under the
control and supervision
                              of the operating system(s) or application(s)
software used by the ASSURED.

                    b. Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

                    c. Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.

                    d. Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company
which has a written
                              agreement with the ASSURED for Voice Initiated
Funds Transfer
                              Instruction.

                    e.          Employee means:

                              (1)          an officer of the ASSURED,

                              (2)          a natural person while in the regular
service of the ASSURED at any of
                                        the ASSURED'S premises and compensated
directly by the ASSURED
                                        through its payroll system and subject
to the United States Internal
                                        Revenue Service Form W-2 or equivalent
income reporting plans of
                                        other countries, and whom the ASSURED
has the right to control and
                                        direct both as to the result to be
accomplished and details and means
                                        by which such result is accomplished in
the performance of such
                                        service,

                              (3)          a guest student pursuing studies or
performing duties in any of the
                                        ASSURED'S premises,

                              (4)          an attorney retained by the ASSURED
and an employee of such
                                        attorney while either is performing
legal services for the ASSURED,

                              (5)          a natural person provided by an
employment contractor to perform
                                        employee duties for the ASSURED under
the ASSURED'S supervision
                                        at any of the ASSURED'S premises,

                              (6)          an employee of an institution merged
or consolidated with the
                                        ASSURED prior to the effective date of
this Bond,

                              (7)          a director or trustee of the ASSURED,
but only while performing acts
                                        within the scope of the customary and
usual duties of any officer or
                                        other employee of the ASSURED or while
acting as a member of any
                                        committee duly elected or appointed to
examine or audit or have
                                        custody of or access to Property of the
ASSURED, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 8 of 19


Conditions And
Limitations

Definitions          (8)          each natural person, partnership or
corporation authorized by written
(continued)                    agreement with the ASSURED to perform services as
electronic data
                    processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

                    a. creating, preparing, modifying or maintaining the ASSURED'S computer software or programs, or

                    b. acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

          (9) any partner, officer or employee of an investment advisor, an underwriter
                    (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to
                    Property of an Investment Company.

                    The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

                    a. which is not an "affiliated person" (as defined in Section 2(a) of the
                              Investment Company Act of 1940) of an Investment
Company or of
                              the investment advisor or underwriter
(distributor) of such Investment
                              Company, or

                    b. which is a "bank" (as defined in Section 2(a) of the Investment
                              Company Act of 1940).

                              This Bond does not afford coverage in favor of the
employers of
                              persons as set forth in e. (4), (5) and (8) above,
and upon payment to
                              the ASSURED by the COMPANY resulting directly from
Larceny or
                              Embezzlement committed by any of the partners,
officers or
                              employees of such employers, whether acting alone
or in collusion
                              with others, an assignment of such of the
ASSURED'S rights and
                              causes of action as it may have against such
employers by reason of
                              such acts so committed shall, to the extent of
such payment, be given
                              by the ASSURED to the COMPANY, and the ASSURED
shall execute
                              all papers necessary to secure to the COMPANY the
rights provided
                              for herein.

                    Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

                    Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 9 of 19


Conditions And
Limitations

Definitions          f.          Forgery means the signing of the name of
another natural person with the
(continued)                    intent to deceive but does not mean a signature
which consists in whole or in
                    part of one's own name, with or without authority, in any capacity for any purpose.

          g. Investment Company means any investment company registered under the
                    Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

          h. Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

          i. Larceny or Embezzlement means larceny or embezzlement as defined in
                    Section 37 of the Investment Company Act of 1940.

          j.          Property means money, revenue and other stamps;
securities; including any
                    note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-
                    sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the
                    ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the
                    ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

          k. Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such
                    Employee or partner and being related to them by blood, marriage or legal guardianship.

          l. Securities, documents or other written instruments means original
                    (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 10 of 19


Conditions And
Limitations


Definitions                    m.          Subsidiary means any organization
that, at the inception date of this Bond,
(continued)                              is named in the APPLICATION or is
created during the BOND PERIOD and
                              of which more than fifty percent (50%) of the
outstanding securities or voting
                              rights representing the present right to vote for
election of directors is owned
                              or controlled by the ASSURED either directly or
through one or more of its
                              subsidiaries.

                    n. Transportation Company means any organization which provides its own or its leased vehicles for transportation or which
provides freight forwarding
                              or air express services.

                    o. Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or
subscribers which is
                              requested by voice over the telephone.

                    p. Voice Initiated Redemption means any redemption of shares issued by an
                              Investment Company which is requested by voice
over the telephone.

                    q. Voice Initiated Funds Transfer Instruction means any Voice Initiated
                              Redemption or Voice Initiated Election.

                    For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.


General Exclusions -          2.          This bond does not directly or
indirectly cover:
Applicable to All Insuring                    a.          loss not reported to
the COMPANY in writing within sixty (60) days after
Clauses                              termination of this Bond as an entirety;

                    b. loss due to riot or civil commotion outside the United States of America and
                              Canada, or any loss due to military, naval or
usurped power, war or
                              insurrection. This Section 2.b., however, shall
not apply to loss which occurs
                              in transit in the circumstances recited in
INSURING CLAUSE 3., provided
                              that when such transit was initiated there was no
knowledge on the part of
                              any person acting for the ASSURED of such riot,
civil commotion, military,
                              naval or usurped power, war or insurrection;

                    c. loss resulting from the effects of nuclear fission or fusion or radioactivity;

                    d. loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of
the ASSURED;

                    e. damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof,
arising from a loss
                              covered under this Bond;

                    f. costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond,
except to the extent covered
                              under INSURING CLAUSE 11.;

                    g. loss resulting from indirect or consequential loss of any nature;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 11 of 19


Conditions And
Limitations

General Exclusions -                    h.          loss resulting from
dishonest acts by any member of the Board of Directors
Applicable to All Insuring                              or Board of Trustees of
the ASSURED who is not an Employee, acting
Clauses                              alone or in collusion with others;
(continued)                    i.          loss, or that part of any loss,
resulting solely from any violation by the
                              ASSURED or by any Employee:
                              (1)          of any law regulating:
                                        a.          the issuance, purchase or
sale of securities,
                                        b.          securities transactions on
security or commodity exchanges or
                                                  the over the counter market,
                                        c.          investment companies,
                                        d.          investment advisors, or
                              (2)          of any rule or regulation made
pursuant to any such law; or
                    j. loss of confidential information, material or data;
                    k. loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k.
shall not apply to INSURING
                              CLAUSE 7. or 9.


Specific Exclusions -          3.          This Bond does not directly or
indirectly cover:
Applicable To All Insuring                    a.          loss caused by an
Employee, provided, however, this Section 3.a. shall not
Clauses Except Insuring                              apply to loss covered under
INSURING CLAUSE 2. or 3. which results
Clause 1.                              directly from misplacement, mysterious
unexplainable disappearance, or
                              damage or destruction of Property;
                    b. loss through the surrender of property away from premises of the ASSURED as a result of a threat:
                              (1)          to do bodily harm to any natural
person, except loss of Property in
                                        transit in the custody of any person
acting as messenger of the
                                        ASSURED, provided that when such transit
was initiated there was no
                                        knowledge by the ASSURED of any such
threat, and provided further
                                        that this Section 3.b. shall not apply
to INSURING CLAUSE 7., or
                              (2)          to do damage to the premises or
Property of the ASSURED;
                    c. loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;
                    d. loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not
apply to INSURING
                              CLAUSE 10.;
                    e.          loss of property while in the mail;

     ICAP Bond (5-98)
     Form 17-02-1421 (Ed. 5-98) Page 12 of 19


Conditions And
Limitations

Specific Exclusions -                    f.          loss resulting from the
failure for any reason of a financial or depository
Applicable To All Insuring                              institution, its
receiver or other liquidator to pay or deliver funds or other
Clauses Except Insuring                              Property to the ASSURED
provided further that this Section 3.f. shall not
Clause 1.                              apply to loss of Property resulting
directly from robbery, burglary,
(continued)                              misplacement, mysterious unexplainable
disappearance, damage,
                              destruction or removal from the possession,
custody or control of the
                              ASSURED.
                    g. loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not
apply to INSURING
                              CLAUSE 3.;
                    h. loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in
good faith on
                              instructions, unless such instructions are given
to that person by a software
                              contractor or its partner, officer, or employee
authorized by the ASSURED to
                              design, develop, prepare, supply, service, write
or implement programs for
                              the ASSURED's Computer System; or
                    i. loss resulting directly or indirectly from the input of data into a Computer
                              System terminal, either on the premises of the
customer of the ASSURED
                              or under the control of such a customer, by a
customer or other person who
                              had authorized access to the customer's
authentication mechanism.


Specific Exclusions -          4.          This bond does not directly or
indirectly cover:
Applicable To All Insuring                    a.          loss resulting from
the complete or partial non-payment of or default on any
Clauses Except Insuring                              loan whether such loan was
procured in good faith or through trick, artifice,
Clauses 1., 4., And 5.                              fraud or false pretenses;
provided, however, this Section 4.a. shall not apply
                              to INSURING CLAUSE 8.;

                    b.          loss resulting from forgery or any alteration;

                    c. loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.


Limit Of Liability/Non-          5.          At all times prior to termination
of this Bond, this Bond shall continue in force for
Reduction And Non-                    the limit stated in the applicable
sections of ITEM 2. of the DECLARATIONS,
Accumulation Of Liability                    notwithstanding any previous loss
for which the COMPANY may have paid or be
                    liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

                    a. any one act of burglary, robbery or hold-up, or attempt thereat, in which no
                              Employee is concerned or implicated, or

                    b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or
misplacement of Property, or

                    c.          all acts, other than those specified in a.
above, of any one person, or

     ICAP Bond (5-98)
     Form 17-02-1421 (Ed. 5-98) Page 13 of 19


Conditions And
Limitations

Limit Of Liability/Non-                    d.          any one casualty or event
other than those specified in a., b., or c. above,
Reduction And Non-                    shall be deemed to be one loss and shall
be limited to the applicable LIMIT OF
Accumulation Of Liability                    LIABILITY stated in ITEM 2. of the
DECLARATIONS of this Bond irrespective of
(continued)                    the total amount of such loss or losses and shall
not be cumulative in amounts
                    from year to year or from period to period.

                    All acts, as specified in c. above, of any one person which

                    i. directly or indirectly aid in any way wrongful acts of any other person or persons, or

                    ii. permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.


Discovery          6.          This Bond applies only to loss first discovered
by an officer of the ASSURED
                    during the BOND PERIOD. Discovery occurs at the earlier of an officer of the
                    ASSURED being aware of:

                    a. facts which may subsequently result in a loss of a type covered by this Bond,
                              or

                    b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

                    regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE
                    AMOUNT, or the exact amount or details of loss may not then be known.



Notice To Company -          7.          a.          The ASSURED shall give the
COMPANY notice thereof at the earliest
Proof - Legal Proceedings                              practicable moment, not
to exceed sixty (60) days after discovery of loss, in
Against Company                              an amount that is in excess of 50%
of the applicable DEDUCTIBLE
                              AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

                    b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after
such discovery.

                    c. Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

                    d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days
after the proof of loss is filed
                              with the COMPANY or after the expiration of
twenty-four (24) months from
                              the discovery of such loss.

                    e. This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under
this Bond by anyone
                              other than the ASSURED.

     ICAP Bond (5-98)
     Form 17-02-1421 (Ed. 5-98) Page 14 of 19


Conditions And
Limitations

Notice To Company -                    f.          Proof of loss involving Voice
Initiated Funds Transfer Instruction shall
Proof - Legal Proceedings                              include electronic
recordings of such instructions.
Against Company
(continued)


Deductible Amount          8.          The COMPANY shall not be liable under any
INSURING CLAUSES of this Bond
                    on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in
                    ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in
ITEM 2. of the
                    DECLARATIONS.

                    There shall be no deductible applicable to any loss under INSURING CLAUSE 1.
                    sustained by any Investment Company.


Valuation          9.          BOOKS OF ACCOUNT OR OTHER RECORDS
                    The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the
                    ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

                    The value of any loss of Property other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the ASSURED with the consent of the
                    COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

                    In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.
                    OTHER PROPERTY

                    The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 15 of 19


Conditions And
Limitations
(continued)

Securities Settlement          10.          In the event of a loss of securities
covered under this Bond, the COMPANY may,
                    at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

                    The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the
                    COMPANY'S indemnity shall be:

                    a. for securities having a value less than or equal to the applicable
                              DEDUCTIBLE AMOUNT - one hundred (100%) percent;

                    b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the
percentage that the
                              DEDUCTIBLE AMOUNT bears to the value of the
securities;

                    c. for securities having a value greater than the applicable LIMIT OF LIABILITY
                              - the percentage that the DEDUCTIBLE AMOUNT and
portion in excess of
                              the applicable LIMIT OF LIABILITY bears to the
value of the securities.

                    The value referred to in Section 10.a., b., and c. is the value in accordance with
                    Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

                    The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

                    The ASSURED shall pay the proportion of the Company's premium charge for the
                    Company's indemnity as set forth in Section 10.a., b., and
c. No portion of the
                    LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.


Subrogation - Assignment - 11.                    In the event of a payment
under this Bond, the COMPANY shall be subrogated to
Recovery                    all of the ASSURED'S rights of recovery against any
person or entity to the extent
                    of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

                    Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

                    a. first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of
the applicable LIMIT OF
                              LIABILITY,

                    b. second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

                    c. third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE
                              AMOUNT, and

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 16 of 19


Conditions And
Limitations

Subrogation - Assignment -                    d.          fourth, to the ASSURED
in satisfaction of any loss suffered by the
Recovery                              ASSURED which was not covered under this
Bond.
(continued)                    Recovery from reinsurance or indemnity of the
COMPANY shall not be deemed a
                    recovery under this section.


Cooperation Of Assured          12.          At the COMPANY'S request and at
reasonable times and places designated by
                    the COMPANY, the ASSURED shall:

                    a. submit to examination by the COMPANY and subscribe to the same under oath,

                    b. produce for the COMPANY'S examination all pertinent records, and

                    c. cooperate with the COMPANY in all matters pertaining to the loss.

                    The ASSURED shall execute all papers and render assistance to secure to the
                    COMPANY the rights and causes of action provided for under this Bond. The
                    ASSURED shall do nothing after loss to prejudice such rights or causes of action.



Termination          13.          If the Bond is for a sole ASSURED, it shall
not be terminated unless written notice
                    shall have been given by the acting party to the affected party and to the
                    Securities and Exchange Commission, Washington, D.C., not less than sixty (60)
                    days prior to the effective date of such termination.

                    If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the
                    COMPANY to all ASSURED Investment Companies and to the Securities and
                    Exchange Commission, Washington, D.C., not less than sixty
(60) days prior to
                    the effective date of such termination.

                    This Bond will terminate as to any one ASSURED, other than an Investment
                    Company:

                    a. immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

                    b. immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the
ASSURED, or assignment for
                              the benefit of creditors of the ASSURED, or

                    c. immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its
assets or otherwise.

                    The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the
                    ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 17 of 19


Conditions And
Limitations


Termination                    If any partner, director, trustee, or officer or
supervisory employee of an
(continued)                    ASSURED not acting in collusion with an Employee
learns of any dishonest act
                    committed by such Employee at any time, whether in the employment of the
                    ASSURED or otherwise, whether or not such act is of the type covered under this
                    Bond, and whether against the ASSURED or any other person or entity, the
                    ASSURED:
                    a. shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a
loss covered by this
                              Bond; and
                    b. within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of
such action and provide full
                              particulars of such dishonest act.
                    The COMPANY may terminate coverage as respects any Employee sixty (60)
                    days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.


Other Insurance          14.          Coverage under this Bond shall apply only
as excess over any valid and collectible
                    insurance, indemnity or suretyship obtained by or on behalf of:

                    a.          the ASSURED,
                    b.          a Transportation Company, or

                    c. another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger
conveying the Property
                              involved.


Conformity          15.          If any limitation within this Bond is
prohibited by any law controlling this Bond's
                    construction, such limitation shall be deemed to be amended so as to equal the
                    minimum period of limitation provided by such law.


Change or Modification          16.          This Bond or any instrument
amending or affecting this Bond may not be changed
                    or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

                    If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60)
                    days after written notice has been furnished to the Securities and Exchange
                    Commission, Washington, D.C., by the acting party.

     ICAP Bond (5-98)
     Form 17-02-1421 (Ed. 5-98) Page 18 of 19


Conditions And
Limitations

Change or Modification          If this Bond is for a joint ASSURED, no charge
or modification which would
(continued)          adversely affect the rights of the ASSURED shall be
effective prior to sixty (60)
          days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the
          COMPANY.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 19 of 19


Effective date of
this endorsement: October 4, 2007          FEDERAL INSURANCE COMPANY
          Endorsement No.: 1 DFI
          To be attached to and form a part of Bond
          Number:          81907983

Issued to: P C & J PERFORMANCE FUND
COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER
It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.




ALL OTHER TERMS AND CONDITIONS OF THIS REMAIN UNCHANGED.
Date: August 28, 2007


                               [GRAPHIC OMITED]


Form 14-02-9228 (Ed. 4/2004)


     Chubb & Son, div. of Federal Insurance Company as manager of the member insurers of the Chubb Group of Insurance Companies

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the
Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

Form 10-02-1281 (Ed. 1/2003)


IMPORTANT NOTICE TO POLICYHOLDERS



All of the members of the Chubb Group of Insurance companies doing business in the United
States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents
("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on
US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.
10-02-1295 (ed. 5/2007)


                              ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: October 4, 2007                    FEDERAL INSURANCE
COMPANY
                    Endorsement/Rider No.          2 DFI
                    To be attached to and
                    form a part of Bond No.          81907983

Issued to: P C & J PERFORMANCE FUND
          DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
                    ENDORSEMENT
In consideration of the premium charged, it is agreed that this Bond is amended as follows:
1. The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.
2. The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:
          If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and the Securities and Exchange Commission,
          Washington, D.C., by the COMPANY.


The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.


                                                [GRAPHIC OMITED]


17-02-2437 (12/2006) rev. Page 1